UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry Into Material Agreement

On August 15, 2024, Psyence Biomedical Ltd. (the “Company”) entered into a first addendum (the “Addendum”) to the Securities Purchase Agreement, dated January 15, 2024, and related agreements, with the holders of the Company’s senior convertible notes. The Addendum shall become effective upon the issuance of certain securities by the Company to such holders by no later than August 27, 2024, as described below. Pursuant to the Addendum, the holders shall convert all outstanding convertible promissory notes at the applicable conversion price. The holders have also waived their respective rights to call an event of default with respect to certain deficiencies or to pursue any rights in connection therewith. Pursuant to the Addendum, the conversion price of the portion of the second tranche note not drawn down prior to August 13, 2024, and third tranche note and fourth tranche note, shall, at all times, be subject to a conversion floor of $0.50. In addition, (i) the Company is no longer restricted from issuing securities pursuant to the Company’s existing equity line of credit with White Lion Capital, LLC (the “White Lion Purchase Agreement”) or pursuant to any future issuance of the Company’s common shares at no less than $0.50 per share and (ii) the Company is no longer restricted from registering for resale any shares issued pursuant to the White Lion Purchase Agreement or pursuant to any future issuance of common shares at no less than $0.50 per share.

In consideration for the waiver and abandonment of the holders’ claims and entitlements as contemplated in the Addendum, the Company shall pay the holders a fee in connection with future offerings as follows:

•	a cash fee equal to 50% of the aggregate gross proceeds raised at each closing of any future offering until $655,625.00 has been paid to the holders; provided, however, that 50% of such fee may be paid in the form of common shares, in lieu of cash, at a price of $0.50 per share, in the event that within two months from the effective date of the Addendum the aggregate gross amount raised in any future offerings is less than $5,000,000;

•	the Company shall issue to the holders or their respective designees 1,000,000 common shares; and

•	the Company shall issue to the holders or their respective designees warrants to purchase 500,000 common shares, with an exercise price of $0.50 per share.

Such shares and warrants (and the shares underlying such warrants) shall be subject to the registration rights agreement previously entered into between the parties.

In addition, effective as of the effective date of the Addendum, the holders have consented to the release from lock-up of 500,000 common shares held by Psyence Group Inc. (“Parent”) In addition, effective as of five days following the holders’ conversion of outstanding notes, the holders have consented to the release from lock-up of an additional 500,000 common shares held by Parent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director